SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   March 31, 2007 – Q1 - Unaudited Financial Statements   and Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                        BYRON GLOBAL CORP. (Formerly BYRON RESOURCES INC.)

       2907 – 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

(Registrant)

Date       May 30, 2007

By     “Ross McGroarty”

Ross McGroarty, Chairman, ASO

1

BYRON GLOBAL CORP.

(A Development Stage Company)

     Interim Financial Statements

Three Months ended March 31, 2007

(Stated in Cdn. Dollars)

BYRON GLOBAL CORP.
(A Development Stage Company)
BALANCE SHEET
(Stated in Cdn. Dollars)

As at	March 31,	December 31,
	2007	2006
ASSETS
Current assets
Cash	$2,509	$4,063
Accounts receivable	869	1,085
Marketable securities (note 3)	1,038	1,137
	4,416	6,285
Capital assets (note 4)	818	877
	$5,234	$7,162
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$23,048	$23,247
Note payable (note 5)	233,091	230,720
Due to shareholder (note 6)	272,065	260,683
	528,204	514,650
DEFICIT LESS CAPITAL STOCK
Deficit	(15,635,657)	(15,620,175)
Capital stock
Authorized
Unlimited number of common shares
Issued
3,089,998 common shares	15,112,687	15,112,687
	(522,970)	(507,488)
	$5,234	$7,162

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.
(A Development Stage Company)
STATEMENT OF OPERATIONS
(Stated in Cdn. Dollars)
Period ended March 31,

			January 1,
			2002 (Date of
			Commence -
			ment of
	Three	Three	Development
	Months Ended	Months Ended	Stage) to
	March 31,	March 31,	March 31,
	2007	2006	2007
Expenses
Administration and
general	$4,829	$7,568	$271,514
Amortization	59	83	3,599
Consulting fees -	-	-	482
Foreign exchange loss
gain)	-	-	(2,202)
Interest	-	-	8,993
Legal fees	-	-	3,707
Operating loss	15,386	33,701	691,540
Write off of related
company	-	-	984,760
Loss on decline of
market value	-	-	147,051
Net loss for the period	$15,386	$33,701	$1,823,351
Net loss per share	$0.00	$0.01

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Stated in Cdn. Dollars)
Period ended March 31,

			Deficit
	Accumulated		Accumulated
	Number of		Prior to		Accumulated
	Common		Development	Deficit	Other
	Comprehensive		Stockholders'	During the	Development
	Shares	Amount	Stage	Stage	Income	Equity
Balance, December 31, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)
Other comprehensive income (loss)	-	-	-	-	(98)	(98)
Net loss for the period	-	-	-	-	-	-
Balance, March 31, 2007	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$(10,361)	$(507,586)

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Stated in Cdn. Dollars)
Period ended March 31,

			January 1,
			2002 (Date of
			Commence -
			ment of
	Three	Three	Development
	Months Ended	Months Ended	Stage) to
	March 31,	March 31,	March 31,
	2007	2006	2007
Cash from operations
Net loss for the period	$(15,386)	$(33,701)	$(1,823,351)
Item not involving cash
Amortization	59	83	3,600
Unrealized foreign
exchange loss (gain)	-	-	(189,308)
Write down of
advances to related
company	-	-	984,760
Consulting fee paid in
common shares	-	-	150,000
Loss on marketable
securities	-	-	147,051
	(15,327)	(33,618)	(727,248)
Change in
Accounts receivable	216	(89)	6,334
Accounts payable and
accrued liabilities	(196)	8,050	6,869
Notes payable	2,371	4,590	315,250
Due to shareholder	11,382	20,438	197,065
	(1,554)	(629)	(201,730)
Investing
Purchase of marketable
securities	-	-	(257,276)
Purchase of capital
assets	-	-	(4,417)
Advances to related
company	-	-	(171,420)
	-	-	(433,113)
Net change in cash
during the period	(1,554)	(629)	(634,843)
Cash, beginning of
period	4,063	759	637,352
Cash, end of period	$2,509	$130	$2,509

See accompanying notes to financial statements

Unaudited

BYRON GLOBAL CORP.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Stated in Cdn. Dollars)
Period ended March 31, 2007

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America. The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to March 31, 2007, the period in which the Company has undertaken a new development stage activity.

(b) Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value. Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c) Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment	-	30%
Office equipment	-	20%

BYRON GLOBAL CORP.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Stated in Cdn. Dollars)
Period ended March 31, 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e) Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f) Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g) Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h) Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3. MARKETABLE SECURITIES

The marketable securities consist of 15,000 common shares of Bio-America Inc. and have been classified as available for sale.

4. CAPITAL ASSETS

		Accumulated	2007		2006
	Cost	Amortization	Net		Net
Computer equipment	$3,640	$3,065		$575		$622
Office equipment	778	535		243		255
	$4,418	$3,600		$818		$877

5. NOTE PAYABLE

	March 31,	December 31,
	2007	2006
8% convertible unsecured debenture in the amount of U.S
$201,880 (2005 - U.S. $183,310), repayable on demand with
no set repayment terms. On August 15, 2005, US$82,500 was
repaid by transferring that value of marketable securities to the holder. The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the
Company at the highest of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the
closing bid price.	$233,091	$230,720

6. DUE TO SHAREHOLDER

	March 31,	December 31,
	2007	2006
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$230,659	$223,694
Accrued interest	41,406	36,989
	$272,065	$260,683

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

2907 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE- Q1 March 31, 2007

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended March 31, 2007 as filed with the Securities and Exchange Commission on June 11, 2007 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

May 30, 2007

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO